December 31, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

REED Limited

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-234023

Ladies and Gentlemen:

On September 30, 2019, REED Limited, a Cayman Islands company, filed a Registration Statement on Form F-1 (File No. 333-234023) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of $11,500,000 of the Company’s ordinary shares in connection with its initial public offering (the “Offering”), warrants to be issued to the underwriter in the Offering and ordinary shares issuable upon exercise of such warrants.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please feel free to contact Richard Anslow, legal counsel to the Company, at 212-370-1300 or via email at ranslow@egsllp.com if you have any questions. Thank you for your assistance with this matter.

Sincerely,

REED Limited

By:  /s/ Jiuyi Wang

Chief Executive Officer